Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY

RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

October 28, 2025

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Mr. Allen Baharaff, President and Chief Executive Officer of the Company, and Mr. Yohai Stenzler, CPA, Chief Accounting Officer, and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 1.80 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on September 25, 2025, at an Annual General Meeting of Shareholders of the Company to be held at the offices of Meitar | Law Offices, legal counsel to the Company, at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel on Tuesday, October 28, 2025, at 4:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposal on the agenda, as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel on Tuesday, October 25, 2025, at 4:00 p.m. Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card – Ordinary Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

		For	Against	Abstain

1.	To approve the re-election of Mr. Allen Baharaff as a Class II director, to serve as a member of the board of directors (the “Board”) until the annual general meeting to be held in 2028 and until his successor is duly elected and qualified.	☐	☐	☐

2.	To approve equity grants to each of the Company’s named executive officers and directors, including to the Chief Executive Officer.	☐	☐	☐

3.	To approve amendments to the terms of employment of the Company’s President and Chief Executive Officer, Mr. Allen Baharaff.	☐	☐	☐

4.	To approve a framework for future annual cash bonuses for the Company’s President and Chief Executive Officer, subject to performance matrices to be approved by the Company’s remuneration committee and the Board on an annual basis.	☐	☐	☐

5.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 until the 2026 annual general meeting of shareholders.	☐	☐	☐

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.